UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 6, 2026, SMX (Security Matters) Public Limited Company (the “Company”) issued a press release entitled “SMX Announces Launch of Its Digital Material Passport Platform, Enabling Real-World Asset Tokenisation and Global Material Traceability.” A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

The press release announces the launch of the Company’s Digital Material Passport Platform (“DMPP”) — a foundational system enabling the identification, tracking, and tokenisation of real-world assets (RWA) across global supply chains. The SMX DMPP has been developed to establish a secure, permission-based system that connects physical materials to digital records, creating a persistent “material memory” from origin through manufacturing, trade, and reuse. This enables materials such as plastics, gold, silver, and rare earth elements to be transformed into verified, traceable, and tradable digital assets. SMX believes that this launch positions it at the center of a potential major global shift — where verified physical materials can become financial instruments, and supply chains can become the infrastructure layer for RWA markets.

The Company’s DMPP was designed to embed identity directly into materials using molecular markers, linking them to a secure digital registry, and to enable:

●	Verified RWA tokenisation;
●	End-to-end traceability;
●	Audit-grade data integrity;
●	Fraud prevention and authentication; and
●	Lifecycle and multi-loop tracking.

During April 2026, the Company is providing exclusive client experience access to its existing customers or other relationships, allowing them to engage directly with the platform, onboard materials, and validate use cases across their operations.

From May 4, 2026, the Company expects to open bookings for new clients, enabling broader market adoption across industries including plastics, metals, and other materials.

Forward Looking Statements

This Report on Form 6-K may contain “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, regulatory milestones.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this Form 8-K, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this Form 6-K are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

This Form 6-K (but not Exhibit 99.1 to this Form 6-K) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos.: 333-288722, 333-290452 and 333-294122) and Form F-3 (Registration Nos.: 333-285132, 333-294606 and 333-293520).

Exhibit Number	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 6, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chairman of the Board and Chief Executive Officer